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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

KONINKLIJKE KPN N.V.

Maanplein 5
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F /x/        Form 40-F / /

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /        No /x/

        If "Yes" is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

        This Report on Form 6-K contains press releases of KONINKLIJKE KPN N.V. dated June 21, 2002 through August 5, 2002.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 August, 2002
KONINKLIJKE KPN N.V.
	By:	/s/ MICHIEL ROOVERS Michiel Roovers Legal Counsel

Press release
Date June 21, 2002 Number 038pe

KPN Entercom to shed jobs

        KPN Entercom will shed approximately 600 jobs (FTEs: Full Time Equivalents) over the coming six months because of a falloff in orders caused by investment freezes by many customers in response to the economic downturn. The works council has been asked to provide an opinion. The approximately 600 jobs that will be shed will not increase the forced redundancies within KPN announced earlier in connection with its reorganisation. This is because a few hundred supernumerary employees have been found other work internally over the past six months in connection with natural attrition.

        KPN Entercom, the former Business Unit Business Communications, has been operating as an independent legal entity since 1st June 2002. It is a wholly owned subsidiary of KPN Telecom responsible for delivering and managing voice and data communications solutions. Among other things, KPN Entercom supplies PBXs, call centres, incident rooms and local area networks and also network management specialists at customer's organisations. The company currently employs approximately 3000 people.

Press release
Date June 24, 2002 Number 039pe

Telecom operators establish foundation to
support KPNQwest network

        At the instigation of a number of large telecom operators, including KPN, that use the European network of KPNQwest have established a foundation called "Customer Support KPNQwest". The foundation strives to ensure that, with the approval of the trustees, rings 1, 2 and 3 (Northwest Europe and the Channel zone) remain operational until at least Monday, July 1st, 2002. The foundation has already received sufficient concrete undertakings to meet this week's urgent operational commitments.

        Various published articles have created the impression that KPNQwest still has sizable financial claims on KPN. KPN announced earlier that this impression is incorrect. Apart from that the claim that KPN has on KPNQwest far exceeds the amount the banks of KPNQwest say is owed to them by KPN.

        In the first seven days after the bankruptcy of KPNQwest, KPN made available EUR 3,500,000 in order to keep the network operational.

        From the outset, KPN has adopted a supportive stance in the KPNQwest question by giving its full co-operation to finding solutions based on continuity. Finding such solutions was seriously impeded by the banks who refused to cooperate and simply demanded the cash on hand.

Press release
Date June 25, 2002 Number 040pe

KPN and RDC sign agreement for takeover
of Primafoon retail franchise

        KPN and Retail Development Company (RDC) today signed an agreement under which RDC will take over 37 Primafoon retail outlets run by franchisees. RDC will also acquire ten of KPN's own Primafoon outlets that were due to be closed. From 1st September 2002, the outlets acquired by RDC will be renamed 'Tell-Me'. Tell-Me will expand the present range of products in the outlets concerned and will start selling an extensive range of multimedia products. Tell-Me will become a KPN dealer because of the range of products that it will market.

        The present 44 employees of the ten own Primafoon outlets will transfer to Tell-Me. KPN will continue to run the Primafoon format and will ultimately retain approximately 100 outlets under its own management.

        RDC is a fast-growing retail organisation that currently operates outlets that include eighty Readshops and twenty-one Plantage bookshops. RDC is a leading party in the market for books, stationery, multimedia, infotainment and office requisites.

Press release
Date June 27, 2002 Number 041pe

More freedom in telephony tariffs

        KPN broadly speaking accepts the measures that OPTA has proposed and of which OPTA expects that they will result in (even) more freedom of choice for consumers. Many of the measures concern improvement of wholesale services with the aim of giving an extra boost to market mechanisms. This liberalization process initiated six years ago is now approaching its completion. It is in line with the most recent amendment of EU telecommunications rules that must be incorporated in the Dutch Telecommunications Act mid-2003. Ultimately, all consumers can make their own choice in the marketplace and, consequently, the direct involvement of the regulator in consumer affairs could cease to exist, a situation that KPN welcomes.

        As a result of this package, for its retail fixed telephony tariffs KPN will be relieved of the mandatory pre-inflation price reduction of 5% per year that applied in the July 1999—June 2002 period and, as was the case before 1999, will be able to compensate for inflation in its tariffs.

Press release
Date July 11, 2002 Number 043pe

Foundation stops support of KPNQwest network

        The Foundation "Customer Support KPNQwest", co-founded by KPN, will stop supporting the KPNQwest network from 23.00 hours tomorrow, Friday 12 July 2002. Sections of the European KPNQwest network have already been sold off separately. Most of KPNQwest's former customers, including KPN, have found alternative connection options. Hence traffic across the network has declined sharply. That is why the Foundation sees no reason to continue supporting the network. KPN has already contributed to keeping the network operational for more than six weeks.

        The receivers and the banks have still not responded positively to KPN's offer to take over the remaining sections of rings 1, 2 and 3 of the KPNQwest network in Northwestern Europe, despite two changes in the deadline. KPN regrets that this offer has not produced results, because an operational cable network has an appreciably higher value than a non-operational network. A continuation of the existing network also represents the best scenario for protecting as many jobs as possible.

        As far as KPN is aware, its offer is the only concrete one which the receivers have for the West European section of the network. The offer is certainly competitive, firstly in light of the sale price for parts of the network in France and Finland, and secondly because KPN is willing to take on a not insignificant proportion of KPNQwest's existing liabilities. Whether the Foundation's decision to stop support of the network leads to its closure depends on the receivers and the banks.

Press release
Date July 16, 2002 Number 045pe

Response by KPN Mobile to NMa press release concerning
alleged agreements on dealer payments

        KPN Mobile takes the provisional findings by the Netherlands Competition Authority (NMa) very seriously and will study them as a matter of urgency before responding more fully.

        KPN Mobile is well aware of the competition rules in force. The investigation launched by the NMa has in any case prompted us once more to explicitly highlight the existing rules and procedures internally.

Press release
Date July 30, 2002 Number 046pe

KPN buys Dutch part Eurorings

        KPN and the administrators of KPNQwest NV have yesterday evening, Monday July 29, 2002, agreed upon the sale of the Dutch owned part of the KPNQwest Eurorings, as well as its Netwerk Operating Centre in the Hague.

        The discussion with the banks and the local administrators with regard to the bid for the other parts of the Eurorings in Germany, Belgium and the United Kingdom will continue.

Press release
Date August 5, 2002 Number 047pe

KPN finalises sale of cable activities

        With the sale of Vision Networks Tsjechië BV (Czech Republic) by its wholly-owned non-consolidated subsidiary Vision Networks, KPN has completed the disposal of its cable activities except for an immaterial interest in Poland. KPN had earlier disposed of its cable interests in the Netherlands, the United Kingdom, France and Germany.

        The Supervisory Board of Vision Networks has informed shareholder KPN that the Board will cease to exist in September because after the sale of the Czech interest Vision will no longer engage in any substantial activities. From the same date, the assets of Vision Networks will revert to KPN in accordance with provisions made at the time of Vision's establishment.

        When Vision Networks was established on 1st January 1997, KPN transferred to the new independent company a sum of NLG 1.7 billion (charged to the stockholders' equity of Koninklijke PTT Nederland NV) and for that reason discontinued its consolidation. This transaction eliminated all cable activity risks for KPN.

        Vision Networks issued a loan to KPN partly from the revenues obtained from the sale of activities (Casema (Holland) and ComTel (UK)). KPN will now obtain full control over Vision Networks and will consolidate the company (including its remaining liabilities) on completion of the sale of the Czech activities. The loan will then cease to exist in the consolidation. Consequently, the external debt on the balance sheet of the KPN Group will decrease by approximately EUR 630 million and stockholders' equity will increase by approximately EUR 700 million.

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SIGNATURES